1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 13, 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2/13/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

www.umc.com

Exhibit

Exhibit	Description
99.1	Announcement on February 10, 2006: UMC entered a settlement agreement with Oak Technology, Inc. and Zoran

99.2	Announcement on February 13, 2006: United Microelectronics Corporation Announces the Filing of its Amended Annual Report on 20-F/A for 2004

www.umc.com

Exhibit 99.1

UMC entered a settlement agreement with Oak Technology, Inc. and Zoran

1.Date of occurrence of the event: 2006/02/10

2.Name of the company: United Microelectronics Corp.

3.Relationship to the company (listed company or affiliated company): Listed company

4.The shareholding ratios of mutual holding: N/A

5.Cause of occurrence:

On February 9, 2006, the parties entered a settlement agreement in which UMC, Oak and Zoran (the successor to Oak) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential, and, except for the obligation to keep the terms confidential, impose no obligation on UMC.

6.Countermeasures: none

7.Any other matters that need to be specified: none

www.umc.com

Exhibit 99.2

United Microelectronics Corporation Announces the Filing of its Amended Annual Report on 20-F/A for 2004

1.Date of occurrence of the event: 2006/02/13

2.Name of the company: United Microelectronics Corp.

3.Relationship to the company (listed company or affiliated company): Listed company

4.The shareholding ratios of mutual holding: N/A

5.Cause of occurrence:

Taipei, Taiwan, United Microelectronics Corporation (NYSE: UMC) (“UMC” or the “Company”), a leading global independent semiconductor foundry based in Taiwan, Republic of China, announced today that it had filed its amended annual report on Form 20-F/A for the year ended December 31, 2004. The accounting items restated in the amendment were related to the impairment of goodwill, the fair value of certain embedded derivative instruments, and employee compensation expenses under US GAAP. The restatements reflected therein have no effects on the company’s financial statements under ROC GAAP, nor does any of these items have influence on current or future cash flow or any other aspect of the company’s operations.

The amended annual report has posted on the US SEC website as of Feb. 13, 2006, with the same results announced by UMC in an earlier press release on December 13, 2005. The above accounting items after adjustments are summarized as follows:

1.The goodwill as of December 31, 2004: NT$62,270 million

2.The fair value of embedded derivatives liabilities as of December 31, 2002, 2003 and 2004 were NT$398 million, NT$870 million and NT$329 million, respectively

3.The employee compensation expense for 2004: NT$3,722 million

For further details, you may go to the UMC website (www.umc.com/Investor Relations) and link to US SEC website for 2004 UMC 20-F/A.

6.Countermeasures: none

7.Any other matters that need to be specified: none